Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 20, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F   ✓                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                Yes                                      No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.            Stock Exchange Announcement dated August 4, 2006 entitled ‘Further re B Shares.  B Shares Scheme Elections and Redemption of B Shares’

2.            Stock Exchange Announcement dated August 7, 2006 entitled ‘Declaration of Initial B Share Dividend and Cancellation of Deferred Shares’

3.            Stock Exchange Announcement dated August 8, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

4.            Stock Exchange Announcement dated August 9, 2006 entitled ‘Transaction in Own Securities’

5.            Stock Exchange Announcement dated August 9, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

6.            Stock Exchange Announcement dated August 10, 2006 entitled ‘Transaction in Own Securities’

7.            Stock Exchange Announcement dated August 11, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

8.            Stock Exchange Announcement dated August 14, 2006 entitled ‘Transaction in Own Securities’

9.            Stock Exchange Announcement dated August 15, 2006 entitled ‘Transaction in Own Securities’

10.          Stock Exchange Announcement dated August 16, 2006 entitled ‘Transaction in Own Securities’

11.          Stock Exchange Announcement dated August 17, 2006 entitled ‘Transaction in Own Securities’

12.          Stock Exchange Announcement dated August 18, 2006 entitled ‘Transaction in Own Securities’

13.          Stock Exchange Announcement dated August 21, 2006 entitled ‘Transaction in Own Securities’

14.          Stock Exchange Announcement dated August 22, 2006 entitled ‘Transaction in Own Securities’

15.          Stock Exchange Announcement dated August 25, 2006 entitled ‘Transaction in Own Securities’

16.          Stock Exchange Announcement dated August 25, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

17.          Stock Exchange Announcement dated August 29, 2006 entitled ‘Transaction in Own Securities’

18.          Stock Exchange Announcement dated August 30, 2006 entitled ‘Transaction in Own Securities’

19.          Stock Exchange Announcement dated August 31, 2006 entitled ‘Transaction in Own Securities’

FURTHER RE B SHARES

B SHARES SCHEME ELECTIONS AND REDEMPTION OF B SHARES

As announced on 31 July 2006 Vodafone Group Plc (“the Company”) made a return of capital by way of a B share scheme, of 15 pence for each existing issued ordinary share held at the close of business on 28 July 2006.  As part of the return of capital, certain shareholders were given the following choices:

•       to take an initial dividend of 15 pence in respect of their B shares;

•      to have their B shares redeemed for 15 pence each, and/or

•      to retain their B shares for redemption in the future:

The Company today announces that shareholders holding in aggregate:

•      28,036,064,426 B shares (representing 42.31% of the total number of B shares issued) will receive the initial dividend;

•      38,047,576,785 B shares (representing 57.41% of the total number of B shares issued) have chosen to have their B shares redeemed and accordingly 38,047,576,785 B shares were redeemed today; and

•      187,394,029 B shares (representing 0.28% of the total number of B shares issued) have retained their B shares to be redeemed in the future on 5 February or 5 August in each calendar year until 5 August 2008.

Payments in respect of B shares redeemed today will be settled through the CREST system or, for certificated holders, cheques will be despatched, on Friday 11 August 2006 and cheques will be despatched in respect of initial dividends on Friday 11 August 2006.  The next date on which outstanding B shares may be redeemed is 5 February 2007 and the Company shall redeem all B shares remaining in issue on 5 August 2008.

P R S Howie
Deputy Company Secretary

VODAFONE GROUP PLC

DECLARATION OF INITIAL B SHARE DIVIDEND AND CANCELLATION OF DEFERRED SHARES

Vodafone Group Plc announces that it has today declared the Initial B Share Dividend of 15 pence per B Share to those Shareholders who have, or are deemed to have, elected to receive the Initial B Share Dividend. Payment of the Initial B Share Dividend will be made as set out in the Circular to Shareholders dated 13 June 2006.

Vodafone Group Plc also announces that, in accordance with rights set out in its Articles of Association, all outstanding Deferred Shares created as part of the Return of Capital have today been redeemed and cancelled.

Information relating to such redemption and cancellation, and potential tax consequences, is detailed in the Circular to Shareholders dated 13 June 2006, available on the company’s website.

All capitalised terms shall have the meaning given to them in the Circular to Shareholders dated 13 June 2006.

Philip Howie
Deputy Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the United Kingdom Listing Authority Disclosure Rules, I have to inform you that the Company was advised on 7 August 2006 by Computershare Investor Services PLC that on 4 August 2006 the following directors and persons discharging managerial responsibilities acquired an interest in the following number of shares of US$0.11 3/7 each in the Company, through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 116.33p:

Lord Broers*	675
Mr A P Harper	474

* Denotes Main Board Director

P R S Howie
Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 August 2006

Number of ordinary shares transferred:	34,961

Highest transfer price per share:	117 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,331,577,415 of its ordinary shares in treasury and has 52,656,831,612 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 9 August 2006 by Natwest ISA and PEP office that on 8 August 2006, Mr A P Harper, a person discharging managerial responsibility , acquired an interest in 121 shares of US$0.11 3/7 each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 115.65p.

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 August 2006

Number of ordinary shares transferred:	16,710

Highest transfer price per share:	114.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,331,560,705 of its ordinary shares in treasury and has 52,657,034,216 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 10 August 2006 by Mourant ECS Trustees Limited that on 4 August 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 117p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Nigel Halford*	343
Alan Paul Harper	343
Stephen Roy Scott	343
Paul Michael Donovan	343

* Denotes Main Board Director

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 August 2006

Number of ordinary shares transferred:	46,016

Highest transfer price per share:	115 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,331,514,689 of its ordinary shares in treasury and has 52,657,170,357 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 August 2006

Number of ordinary shares transferred:	279,002

Highest transfer price per share:	112.49p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,331,235,687 of its ordinary shares in treasury and has 52,657,760,816 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 August 2006

Number of ordinary shares transferred:	149,928

Highest transfer price per share:	116.5 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,331,085,759 of its ordinary shares in treasury and has 52,658,046,969 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 August 2006

Number of ordinary shares transferred:	14,940

Highest transfer price per share:	92.99p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,331,070,819 of its ordinary shares in treasury and has 52,658,061,909 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 August 2006

Number of ordinary shares transferred:	27,698

Highest transfer price per share:	112.49 pence

Lowest transfer price per share:	110.25 pence

Following the above transfer, Vodafone holds 5,331,043,121 of its ordinary shares in treasury and has 52,658,089,607 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 August 2006

Number of ordinary shares transferred:	155,002

Highest transfer price per share:	115.25p

Lowest transfer price per share:	111.25p

Following the above transfer, Vodafone holds 5,330,888,119 of its ordinary shares in treasury and has 52,658,244,609 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 August 2006

Number of ordinary shares transferred:	10,360

Highest transfer price per share:	110.5 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,330,877,759 of its ordinary shares in treasury and has 52,658,254,969 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 August 2006

Number of ordinary shares transferred:	53,222

Highest transfer price per share:	110p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,824,537 of its ordinary shares in treasury and has 52,658,308,191 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In a accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 24 August 2006 by NatWest ISA and PEP Office that the following persons discharging managerial responsibility, acquired an interest in the following number of shares of US$0.11 3/7 each through their participation in Dividend Reinvestment Plans:

	Dividend reinvested 8 August 2006 at 115.65 p per share	Dividend reinvested 16 August 2006 at 109.4425p per share

Mr A P Harper		484
Mr S R Scott	125	502

S R Scott

Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 August 2006

Number of ordinary shares transferred:	21,353

Highest transfer price per share:	110.5 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,330,803,184 of its ordinary shares in treasury and has 52,658,329,544 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 August 2006

Number of ordinary shares transferred:	40,144

Highest transfer price per share:	110.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,763,040 of its ordinary shares in treasury and has 52,658,519,688 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 August 2006

Number of ordinary shares transferred:	25,112

Highest transfer price per share:	110.75 pence

Lowest transfer price per share:	110.75 pence

Following the above transfer, Vodafone holds 5,330,737,928 of its ordinary shares in treasury and has 52,658,544,800 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 20, 2006	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary